SCHEDULE 13G

Amendment No. 5
CINAR CORPORATION
Class B Limited Voting Common Stock
Cusip #171905300


Cusip #171905300
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	133,660
Item 6:	0
Item 7:	5,253,660
Item 8:	0
Item 9:	5,253,660
Item 11:	14.695%
Item 12:	    HC


Cusip #171905300
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	64,500
Item 6:	0
Item 7:	5,253,660
Item 8:	0
Item 9:	5,253,660
Item 11:	14.695%
Item 12:	IN


Cusip #171905300
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	5,253,660
Item 8:	None
Item 9:	5,253,660
Item 11:	14.695%
Item 12:	    IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		CINAR CORPORATION

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1055 Rene-Levesque Boulevard East,
Suite 800
		Montreal, Quebec  H2L 4S5 Ca

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class B Limited Voting Common Stock

Item 2(e).	CUSIP Number:

		171905300

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	5,253,660

	(b)	Percent of Class:	14.695%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	133,660

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	5,253,660

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Limited Voting Common Stock of CINAR
CORPORATION.  The interest of one person, Fidelity
Canadian Asset Allocation Fund, an investment company registered under the Investment Company Act of 1940, in the Class B Limited Voting Common Stock of CINAR
CORPORATION, amounted to 1,800,000 shares or 5.035% of the total outstanding Class B Limited Voting Common Stock at December 31, 2001. The interest of one person, CANADIAN GROWTH COMPANY FUND, an investment company registered under the Investment Company Act of 1940, in the Class B Limited Voting Common Stock of
CINAR CORPORATION, amounted to 1,970,000 shares or 5.510% of the total outstanding Class B Limited Voting
Common Stock at December 31, 2001.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Class B Limited Voting Common Stock of CINAR
CORPORATION at December 31, 2001 is true, complete and correct.

February 14, 2002
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule
13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts
02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,122,900 shares or 14.330% of the Class B Limited Voting
Common Stock outstanding of CINAR CORPORATION
("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Canadian Asset Allocation Fund, amounted to 1,800,000 shares or 5.035% of the Class B Limited Voting Common
Stock outstanding. Fidelity Canadian Asset Allocation Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, CANADIAN GROWTH COMPANY FUND, amounted to
1,970,000 shares or 5.510% of the Class B Limited Voting
Common Stock outstanding. CANADIAN GROWTH
COMPANY FUND has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 5,122,900 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street,
Boston, MA 02109, a wholly-owned subsidiary of FMR
Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities.  As such, FMR Corp.'s beneficial ownership
includes 66,260 shares, or 0.185%, of the Class B Limited
Voting Common Stock stock outstanding of CINAR
CORPORATION                       , beneficially owned through
Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Edward C. Johnson 3d has sole voting and dispositive power over 64,500 shares, shared voting and dispositive power over 0 shares, and no voting or dispositive power over 0 shares.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2002, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
B Limited Voting Common Stock of CINAR
CORPORATION at December 31, 2001.

	FMR Corp.

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Canadian Asset Allocation Fund

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary

	Fidelity Canadian Asset Allocation Fund

	By   /s/John H. Costello
	John H. Costello
	Fidelity Investments Canada Limited, as
	trustee of  Fidelity Canadian Asset Allocation Fund

	CANADIAN GROWTH COMPANY FUND

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary

	CANADIAN GROWTH COMPANY FUND

	By   /s/John H. Costello
	John H. Costello
	Fidelity Investments Canada Limited, as
	trustee of  CANADIAN GROWTH COMPANY
FUND